

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2023

Paul Abbott
Chief Executive Officer
Global Business Travel Group, Inc.
666 3rd Avenue, 4th Floor
New York, NY 10017

> **Re: Global Business Travel Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed June 1, 2023**
> **File No. 333-272339**

Dear Paul Abbott:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Claudia Rios, Staff Attorney, at (202) 551-8770 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Annabelle Gardere, Esq. of Skadden, Arps, et al.